

September 23, 2013

<u>Via U.S. Mail</u>
Mr. Robert McLean
Chief Financial Officer
Innovative Product Opportunities Inc.
27141 Aliso Creek Road, Suite 235
Aliso Viejo, CA 92656

      **Re:**    **Innovative Product Opportunities Inc.**
              **Form 10-K for the Fiscal Year Ended December 31, 2012**
              **Filed April 15, 2013**
              **Form 10-Q for the Quarterly Period Ended March 31, 2013**
              **Filed May 15, 2013**
              **File No. 333-167667**

Dear Mr. McLean:

We issued comments to you on the above captioned filings on August 9, 2013. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by October 7, 2013.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Andrew Blume, Staff Accountant, at (202) 551-3254 or me at (202) 551-3737 if you have any questions.

                              Sincerely,

                              /s/ Jennifer Thompson

                              Jennifer Thompson
                              Accounting Branch Chief